Filed by FEI Company
Filed pursuant to Rule 425 promulgated under
the Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the Securities
Exchange Act of 1934, as amended.
Subject Company: FEI Company
Commission File No.: 0-22780

  Q2 2002 Conference Call Script
  July 30, 2002 8:30 AM

Conference Call Operator introduces Vahé

Vahé:

Good morning ladies and gentlemen and welcome to our second quarter conference call. I am Vahé Sarkissian, chairman and CEO of FEI Company. With me this morning are Steve Loughlin, our VP of Finance, Corporate Controller and Acting CFO, and Mark Allred, our Corporate Treasurer. I will open with introductory remarks and then have Steve discuss Q2 financial results. After that I will be back to discuss our outlook and guidance and to update you on the progress being made toward our proposed merger with Veeco.

I want to remind our listeners that we are in a quiet period regarding the merger and will ask Steve to read The Safe Harbor statement.

Steve Loughlin

Thank you, Vahé.

Before we begin, we would like to remind everyone that this call might contain certain forward-looking statements. To the extent that this call discusses expectations about market conditions or about market acceptance and future corporate performance, or makes statements about future events or conditions, those statements are considered forward-looking, subject to risks and uncertainties, which could cause actual results to differ from the statements made. These and other risk factors are cited in the company's most recent 10K and 10Qs and other filings with the SEC. The company disclaims any obligation to update any information set out herein.

In addition, in connection with the proposed merger with Veeco, FEI and Veeco will be filing a proxy statement/prospectus on Form S-4 with the SEC in the near future. This document will include important information about the merger, as well as information concerning the participants in the solicitation of proxies in connection with the merger. Investors are urged to read this document when it becomes available. Copies of FEI's filings with the SEC, as well as the Form S-4 once it is filed, are available free of charge on the SEC's website at www.sec.gov or from FEI through its investor relations department at (503) 640-7500 ext. 7527. This call will also be archived in the investor relations section of our corporate website at www.feicompany.com.

I will now turn the call back over to Vahé for opening remarks.

Vahé's Remarks:

Thank you, Steve.

We are very pleased with our Q2 performance. It was a successful quarter, especially in view of the tough conditions that continue to shadow our principal markets.

We exceeded our financial guidance on revenue, earnings, and bookings. Our strong bookings performance included 58% sequential growth in microelectronics bookings, including 4 in-fab DualBeam systems.

During the second quarter we continued to see evidence that the first quarter may have been the trough for our business. We see gradually improving macro-economic indicators and an upturn in demand for solutions to our customers' challenges to improve yields with .13 micron and below, new materials, particularly copper, and 300 mm wafers.

On the technology and R&D front, we completed and introduced at SEMICON West last week 5 new products, including our revolutionary IC3D Metrology and Defect Analyzer, all of which received enthusiastic response from customers.

We are very enthusiastic about the proposed merger with Veeco and are working aggressively on integration plans. The strategic value of the merger is compelling, the opportunities for the combined company are abundant and solid execution is the key to harvesting the value of the combination. Veeco FEI will have significant bandwidth in its Board, management team and key talent pool to drive execution.

We believe the complementary nature of FEI and Veeco products will help to continue our progress, especially with their greater current presence in numerous fabs. And, as our customers move further along on their production cycles, we are both seeing the need for a greater number of tools per fab.

Operational improvements we are already making in anticipation of the closing of the merger include

  •
  a global efficiency program to address global sourcing and manufacturing, led by Wade Clowes, VP of Worldwide Manufacturing and a highly experienced HP manufacturing veteran.

  •
  The creation of a separate service force for our 24X7 fab support and recruitment of several key industry veterans to accelerate our support programs for in-fab systems.

  •
  Also this morning we announced the purchase of a 27 acre campus site in Hillsboro, Oregon with a 18000sq. ft. building already equipped with a clean room for modern semiconductor equipment manufacturing. We plan to consolidate all of our five current dispersed Hillsboro facilities into this new location and continue our expansion plans in Brno, Czech Republic.

  •
  We have also strengthened our development team, particularly in software, marketing and applications and service teams and eliminated non-essential personnel to improve our overall performance.

Now, I'd like to turn the call over to Steve Loughlin for specifics on our 2nd quarter financial results. Steve…

Stephen Loughlin:

Thank you, Vahé.

I'll review the financial statements that were sent out with the news release, and comment on various line items.

Revenues, Orders and Backlog

Consolidated revenues in the quarter totaled $87.9 million compared with $94.0 million in last year's second quarter and $84.5 in the first quarter. These Q2 revenues were up 4% sequentially. Our current quarter sales were positively impacted by currency fluctuations and a positive SAB 101 impact of

$4.4 million. We ended the quarter with a balance of $14.0 million in SAB 101 deferred revenue and gross profit as we made a concerted effort to improve the installation and acceptance cycle.

Bookings for the quarter were $83.6 million, representing a consolidated Book-to-Bill ratio of .95 for the quarter. On a segment basis, Microelectronics bookings were up 58% sequentially and Electron Optics bookings were up 23% sequentially. By market, Semiconductor bookings more than doubled sequentially, and we had strong bookings growth in both North America and the Asia Pacific region. As Vahé mentioned, we believe these booking levels indicate that the first quarter of this year was the bookings trough for our company. We are especially pleased with the 35% sequential growth in product bookings this quarter. As of the end of the quarter our backlog stood at $117.8 million, including service backlog of $14.4 million.

Looking at our revenues by business segment…

MicroElectronics product revenues were $32.4 million in the quarter, down 29 percent compared with Q2 of 2001, reflecting the currently depressed semiconductor and data storage markets. Sequentially, Q2 revenue was down 11 percent largely driven by lower sales to the data storage market.

Electron Optics revenues were $36.5 million in the quarter, up 18 percent over Q2 of 2001. Sequentially, Q2 revenue was up 21 percent, as expected, reflecting the lower seasonality in Q1 for the Industry and Institute markets.

Components revenues were $2.6 million for the quarter, down 42 percent from Q2 of 2001, and down by 18 percent from Q1.

Service revenues in the quarter were $16.4 million; an increase of 26 percent over Q2 of 2001, reflecting continued growth in our installed base of systems.

Geographically, North American revenues represented 35 percent of total revenues for the quarter, compared to 38 percent last year and 36 percent in the first quarter. Revenues in Europe in the second quarter represented 33 percent of total revenues, compared to 36 percent in the year ago second quarter and 31 percent in the first quarter. The Asia Pacific Region contributed 29 percent of total revenues, compared to 26 percent in the second quarter of last year, and 28 percent in the first quarter of this year. Our geographic sales distribution continues to be well balanced.

Comparing this quarter's revenues by market sector to the second quarter of last year:

•
sales to the semiconductor market declined 14%,

•
sales in data storage decreased 73% and

•
sales to the industry and institute market increased 6%.

Sequentially,

•
semiconductor market sales decreased 8%,

•
data storage market sales decreased 42% and

•
industry and institute market sales increased 20% from Q1 levels.

The I&I revenues continue to provide buoyancy during this weak market period in the semiconductor and data storage markets.

Gross Margin

Gross margin in the second quarter was 45.4 percent, down from last year's second quarter gross margin of 50.7 percent, and from the 47.2 percent in the first quarter of this year. The decline is primarily attributed to product mix, as well as pricing pressure, cost increases and currency fluctuations.

These factors were partially offset by SAB 101 and an adjustment to the recognition of reimbursement payments from Philips. In 2001, as part of the separation from Philips, Philips agreed to pay FEI $6 million over three years or until a change of control. The payments are more heavily weighted in the front end period of the agreement. FEI has accounted for these reimbursements on a straight-line basis. With the pending merger with VEECO and the anticipated change of control, the amortization period was shortened.

Operating Expenses

Operating expenses were essentially flat from the levels of Q2 2001, but are up 6 percent from the preceding quarter. The Philips separation adjustment mentioned above, also decreased operating expenses by $591 thousand in the quarter. The increase from the prior quarter is primarily due to salary and headcount increases in strategic areas.

Research and Development Costs were $10.6 million in the quarter compared with $11.2 million in the second quarter of 2001 and $10.7 million in the first quarter of this year. As a percentage of revenues, R&D was 12.0 percent in the quarter. Gross spending on R&D increased, but was offset by changes in subsidies and the Philips separation agreement adjustment. We remain committed to continued investments in these areas to extend our technology leadership position.

Selling, General and Administrative Expenses were $18.0 million for the quarter, flat from $18.1 million in the second quarter of 2001 and up from $17.3 million in the first quarter of this year. As a percentage of revenues, SG&A was 20.1 percent compared with 19.2 percent of the second quarter of 2001 and 20.5 percent in Q1, 2002.

Merger costs of $1.1 million are the costs associated with the planned merger with VEECO. Under terms of the merger agreement, Veeco is the surviving accounting entity and therefore FEI must expense all merger related costs as incurred.

Amortization of Purchased Intangibles decreased in comparison to the prior year quarter because of the implementation of SFAS No. 142, which eliminated goodwill amortization.

Other Income (Expense)

Interest income is up compared with the prior year because of our increased level of cash and short-term investments primarily due to our stock and bond offerings completed in May and August of last year. Interest expense is also up compared with the prior year due to interest expense on our convertible debt.

Net Income

Cash earnings were $5.7 million, or 17 cents per share for the second quarter compared with $9.6 million, or 32 cents per share in the second quarter of 2001, and $6.7 million, or 20 cents per share in the first quarter of this year. Cash earnings exclude amortization of purchased intangibles, merger related costs, the one-time Philips separation payment adjustment, and a valuation adjustment in the prior year quarter. We are pleased to continue to post positive earnings in this difficult environment.

Diluted shares outstanding remained relatively unchanged compared to the first quarter at 33.4 million, but increased 6.5 percent from the prior year second quarter due to the effect of the equity offering completed in the second quarter of 2001.

Balance Sheet

Turning now to the balance sheet, I'll comment on the more significant changes from the end of the first quarter.

Cash and Equivalents and investments increased significantly in the quarter to a total of $297.3 million, up $18.5 million from the end of March, primarily as a result of net income, improved accounts receivable, and overall working capital management.

Accounts Receivable are down by $2.6 million since the end of the first quarter, net of a currency increase of approximately $5 million. Our Days Sales Outstanding decreased to 95 days at the end of June from 102 days at the end of the first quarter.

Our inventory turnover was 2.3 for the quarter. Inventories increased $5.0 million on a nominal basis since the end of the first quarter, however without currency valuation the net inventories would have declined approximately $2 million.

During the quarter fixed assets and equipment levels increased $4.7 million from the end of the first quarter.    The balance at the end of June was $39.1 million. During the quarter, we invested $6.7 million in fixed assets, and recognized $3.0 million in depreciation expense. The investments were primarily in demo equipment and alpha prototypes for applications development. Our investment in capitalized software development costs was $.8 million and the related amortization was .4 million for the quarter.

Now, I'd like to turn it back over to Vahé for some additional comments.

Vahé Sarkissian:

Thank you, Steve.

As you can see, the health of our business is good, but under continued pressure in these difficult market conditions. In the second quarter we had higher revenues but a lower margin product mix. Our investment in R&D has yielded excellent new products and we continue this investment to create newer and more differentiating products.

The need for our products has never been greater, with the semiconductor industry facing yield issues related to copper, low K, .13 micron manufacturing buildup, 300 mm and .09 development. Subsurface 3D metrology is key to improving these yields. Our semiconductor installed base is at work today solving these problems now and as I stated we are getting traction with new orders. We are therefore staying the course with our service support and applications investments to support our strategy.

We are also determined to improve our worldwide manufacturing operations and sourcing to improve our cost structure and optimize our supplier and manufacturing flexibility and we are staying the course here as well to prepare us for the next year's anticipated growth.

We are continuing to affect desirable attrition and are only adding key talent primarily in the areas of development and support, and are controlling expenses except where it supports new product introductions and revenue growth.

Given the market environment and these factors our guidance going forward is as follows:

  •
  Q3 revenues are expected to be $80 to $83 million range, due to the summer slowdown.

  •
  Gross margin should be flatish with slightly higher content of microelectronics products in the mix and less favorable SAB 101 impact.

  •
  R&D spending will increase slightly due to continued investment in new product development and increased software content.

  •
  We expect higher SG&A costs, relating to SEMICON West and two major Microscopy trade shows that we are participating in, as well as increased agent commissions.

  •
  Given these factors, we anticipate generating 3Q cash earnings per share of about 10 to 12 cents, excluding merger related charges.

  •
  Q3 bookings should be in the mid $80 million range despite the summer slowdown, particularly in Europe, resulting in a book-to-bill ratio of 1 or better.

  •
  For the third quarter, we expect to be slightly operating cash positive.

Although current market concerns about Q4 cloud visibility, we expect seasonality in the research and industry market, as well as the effect of our new product introductions—both those introduced last week and those that we anticipate introducing in Q4—to benefit the 4th quarter and improve our product mix in 2003. Go IC3D!

We anticipate our merger with Veeco Instruments will be completed early in the fourth quarter. At the time of the merger, we expect to give guidance for the combined company. Consistent with prior remarks, the growing strength of our business should make this merger accretive to Veeco's earnings for the 2003 year.

Let me take a moment to reiterate the compelling rationale supporting the merger:

The strengths that proved so valuable to FEI in this second quarter, in terms of market diversification, industry leadership, and global scope, we believe will become even more valuable in the combined company. When the merger is completed in the next few months, our combined organization should have the stature, technology, products, service and global scope to become even more important to our most important customers. We will have the ability to lead new and emerging markets. Let me touch on four key platforms:

1)
We believe our larger size should
-
Give us critical mass for greater operating efficiency and expanded global channels

-
Allow us to participate in technology roadmaps with customers
2)
Our combined technology and product portfolios
-
Contain very little overlap

-
Should differentiate us from the largest semi equipment companies

-
Enhance our leadership potential in 3D metrology and nanotech manufacturing solutions.

-
Should create a stronger presence in our shared growth markets

-
Should result in a higher metrology product mix for higher margins

-
Should accelerate our progression into the fab
3)
Our greater international presence should:
-
Strengthen our ability to provide 24/7 Sales/service support

-
Improve strategic positioning for key accounts

-
Give us a strong base of 775 sales and service engineers
4)
Synergies:

Additionally, there will be important potential synergies from our combination. We have already identified $8 to $10 million of cost savings that should be achieved in our first phase of integration, which will focus putting together our sales and service organization, as well as deal with obvious overlaps and redundancies. Together, we plan to achieve further improvements to our cost structure, especially in consolidating locations for global manufacturing efficiencies.

Before that, both FEI and Veeco will be filing proxy and registration statements with the SEC that will add to the body of knowledge about our proposed merger. Together, we intend to communicate actively with our shareholders and the investment community so that all of our constituencies gain a greater appreciation for the compelling rationale supporting our merger.

While we are clearly focused on developing the integration plan for Veeco FEI, we are also keeping our eye on the immediate business at hand, which is to assure that further reduce costs while we continue to maintain our leadership positioning—delivering the highest levels of service and product to meet the emerging needs of our customers.

Now, it's time to open our call to questions. Operator…

#    #    #

ABOUT FEI

FEI, with 2001 revenues of $376 million, is the 3D innovator and leading supplier of Structural Process Management-TM- solutions to semiconductor, data storage, structural biology and industrial companies. FEI's industry leading Dual-Beam-TM- and single column focused ion and electron beam products allow advanced three-dimensional metrology, device editing, trimming, and structural analysis for management of sub-micron structures. Headquartered in Hillsboro, Oregon, FEI has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, The Netherlands; and Brno, Czech Republic. Additional information on FEI can be found at www.feico.com.

CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI HAVE FILED WITH THE SEC CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS ARE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.